January 18, 2007

Mail Stop 4561

Mr. Kerry Killinger
Chairman and Chief Executive Officer
1201 Third Avenue
Seattle, Washington 98101

Re: Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006, June 30, 2006, and September 30, 2006
File Number: 001-14667

Dear Mr. Killinger:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Joyce Sweeney
                                        Senior Staff Accountant